Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hostess Brands, Inc.:

We consent to the incorporation by reference in the registration statement to be filed on Form S-3 of our report dated July 27, 2016, except as to Segment Reporting disclosed in Notes 1, 4, and 12, which is as of September 23, 2016, with respect to the consolidated balance sheets of Hostess Holdings, L.P. as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in partners’ equity (deficit), and cash flows for the years ended December 31, 2015 and 2014, and the period of February 6, 2013 to December 31, 2013, which report appears in the Gores Holdings, Inc. Definitive Proxy Statement on Schedule 14A dated October 21, 2016, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri

November 14, 2016